No: 8/99
12 March 1999

              REUTERS ISSUE OF (POUND)200 MILLION BONDS DUE 2004

London - Reuters Group PLC today is launching an issue of (pound)200 million bonds due 2004 off its (pound)1 billion Euro Medium Term Note Programme. The issue is being jointly lead managed by J P Morgan and Warburg Dillon Read.

The bonds will be priced on a yield basis. The coupon and issue price will be determined to give an effective yield to investors of 71-73 basis points over the November 2004 Gilt. The bonds will be repayable in full on 26 November 2004 and interest on the bonds will be paid annually in arrears on 26 November with the first interest payment on 26 November 1999.

Reuters will use the proceeds for refinancing existing short-term debt and for general corporate purposes.

Application will be made to the London Stock Exchange for admission of the bonds to the Official List. It is expected that listing will be granted on 24 March 1999 and that official dealings will commence on 25 March 1999.

                                       END

CONTACTS:

J P MORGAN

John Mayne        Vice President                  0171 325 5513

WARBURG DILLON READ

Frank Kennedy     Executive Director              0171 567 4458

REUTERS

Philip Wood       Deputy Finance Director         0171 542 5923
Janice Watson     Group Treasurer                 0171 542 7334
Geoff Wicks       Director, Corporate Relations   0171 542 8666








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NOTES TO EDITORS

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching 457,000 users located in 57,200 organisations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses Internet technologies for wider distribution of information and news. The Group employed 16,699 staff in 215 cities in 91 countries at 30 June 1998.

Reuters is the world's largest news and television agency with 2,035 journalists, photographers and camera operators in 169 bureaux serving 163 countries. News is published in 25 languages.

For more details see www.reuters.com/aboutreuters/media.htm

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.